UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: **Frankie's Story, LLC**

Legal status of issuer
>   Form: **Limited Liability Company**
>   Jurisdiction of Incorporation/Organization: **Georgia**
>   Date of organization: March 9, 2020

Physical address of issuer:
2550 Sandy Plains Rd. Suite 225-263
Marietta, GA 30066

Website of issuer: https://www.pharmathemovie.com

Is there a co-issuer? **No**

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

>   5% of the amount actually raised to be paid in cash, and reimbursement for any expenses incurred by the portal by third-service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

>   None

Type of security offered: **Preferred Equity (Class D)**

Target number of securities to be offered: 250,000
Price (or method for determining price): $1

Target offering amount: $250,000

Oversubscriptions accepted:

- Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

- First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: April 28, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

	Fiscal year-end	Prior Fiscal year-end
Total Assets	$21,687	$135,204
Cash & Cash Equivalents	$21,687.69	$102,454
Accounts Receivable	$0	$0
Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$404	$0
Taxes Paid	$0	$0
Net Income	$-80,247.51	$-18,425

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **Frankie's Story, LLC**

ELIGIBILITY

2. ⊠ Check this box to certify that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ⊠

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Ashley Bratcher	**See Below for Employment Information**		
Dori Zavala	**See Below for**		

Employment Information

OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Ashley Bratcher	Manager	3/9/2020 to present	Producing the feature film "Pharma"

List any other employers, titles and dates of positions held during the past three years with an indication of job responsibilities:

Employer: Simple Jane Films, Inc.
Employer's Principal Business: Film and Video Production
Title: Producer/Writer
Dates of Service: January 2020 to Present
Responsibilities: Producing, writing, acquiring and developing creative content including feature films and television series.

Employer: Self Employed
Employer's Principal Business: Film and Television Entertainment
Title: Actress
Dates of Service: January 2012 to Present
Responsibilities: Acting in feature films and television series.

Officer:	Position:	Dates of Service:	Responsibilities:
Dori Zavala	Producer	3/9/2020 to present	Producing the feature film "Pharma"

List any other employers, titles and dates of positions held during the past three years with an indication of job responsibilities:

Employer: Athena Ink, LLC
Employer's Principal Business: Film and Video Production
Title: Producer/Writer
Dates of Service: January 2020 to Present
Responsibilities: Producing, writing, and developing creative content for feature films.

Employer: Zavala Law Offices, LLC
Employer's Principal Business: Lawyer/Legal Services
Title: Attorney

Dates of Service: September 2002 to Present
Responsibilities: Act as legal counsel for clients across multiple industries and fields.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ashley Bratcher	5.75 Million Common Units	55%
Dori Zavala	4.75 Million Common Units	45%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Pharma is based on the true story of Dr. Frances "Frankie" Kelsey, one of the first female doctors at the FDA, and her fight to keep a dangerous drug from being approved for the US market. Dr. Kelsey is instructed by her supervisors to quickly approve a new sedative targeted at pregnant women. Everything changes when Frankie meets a young mother who delivered a baby without arms. After some sleuthing, Frankie realizes: this drug causes birth defects. Frankie resists intense pressure and threats from inside the FDA and the pharmaceutical industry as she continues her investigation, refusing to approve the drug until she is sure it is safe. When Frankie discovers pregnant women are being given the experimental drug without their consent, she risks her career and family to expose the biggest unmonitored drug trial in US history. In the early 1960s, the drug thalidomide killed and maimed thousands of babies worldwide. Dr. Kelsey's heroic efforts saved countless American lives and changed the face of global drug regulation. In 1962, she was the second woman in history to receive the President's Award for Distinguished Federal Civilian Service from U.S. President John F. Kennedy.

Due to their ability to bring amazing true stories to life as well as teach the audience about a historical event or person, biographies or "biopics" tend to appeal to a broad range of adults across both age and gender. We cannot guarantee Pharma will perform as well as these, but as an example of how well the genre can perform, films such as *The Dallas Buyers' Club* and *Jackie* were made for relatively modest budgets of less than $10 million and realized enormous profits at the box office and later in DVD and video sales. *The Imitation Game* had a reported budget of $14 million and reported worldwide gross revenues of over $233 million, *The Dallas Buyers Club* had a reported budget of $5 million and reported worldwide gross revenues of over $60 million, and *Jackie* had a reported budget of $9 million and reported worldwide gross revenues of over $24 million.

With the increase of the cable television market, video on demand, streamers, and the advent of digital platforms like the Internet as a source for movie industry information as well as distribution outlets, there is greater opportunity for producers or filmed entertainment products to find financially viable outlets for their films. Revenues from foreign markets, pay and cable broadcasts, video on demand, and streaming subscriptions has steadily increased over the last several years.

Our plan is for a theatrical release for PHARMA. To that end, we have partnered with Angel Studios, the distributors of The Chosen, to seek the best theatrical placement for PHARMA. In agreement with Angel Studios, we have also not ruled out reaching out to known, successful film distributors like Pinnacle Peak Pictures and Mission Pictures International, along with major distributors like Lionsgate and Roadside Attractions. While there is no guarantee of success, we believe there are many different avenues for exhibition that are open to us, both foreign and domestic.

As part of our distribution plan, we will also be utilizing Angel Studios's aggregator and relationships with other studios and retail outlets to achieve placement in streaming, Streaming Video on Demand ("SVOD"), and physical sales, as well as merchandising opportunities. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with audience driven platforms in the movie and television space like Angel Studios.

On the creative end, we have already begun to assemble a team that will ensure PHARMA is a high quality production. Ashley Bratcher, an award-winning actress, and star of the box office hit, *Unplanned*, is our Lead Producer. Dori Zavala, our co-producer, is also an attorney with over 20 years experience practicing business law and litigation. Nicole Weider has signed on as an Executive Producer to consult on the project. Her previous work includes Switched, starring Denise Richards and John Schneider which was bought and released through Vertical Entertainment. Nicole also executive produced Catching Faith 2 starring Bill Engvall which was bought and released by RLJ Entertainment, an AMC subsidiary.

This is our first crowdfunding campaign. We have been in contact with private investors and other distributors. The feedback we have received from script analysts, industry executives, and screenplay competitions regarding the script has indicated that it has the potential for great commercial appeal. It makes sense then for us to pursue name actors to increase the film's potential in the marketplace (where a film's fortunes rise and fall on the recognizability of its actors). Bringing on actors of that caliber requires a larger budget, and that increase brings us to the attention of various actor and crew unions. In order to operate at the level we believe will be of the right quality and bring the greatest monetary return, we are seeking a total $10.5 million operating budget.

We already raised $250k with additional verbal commitments from private investors to match our crowdfund dollar for dollar. Because they are just verbal commitments, we cannot guarantee that this additional investment will be made. We are seeking to raise $5 million through crowdfunding and another $5.50 million via private investors.

This offering is limited to $5 million. We know that every dollar gained puts us in a much stronger position to attract financing via private investors for the remaining $5.5 million of the budget.

We have set our minimum fundraising goal at $250,000 to help us further our efforts to fund and make the film. However, should we raise the full $5 million we hope for, we would immediately enter pre-production and go out to name actors, which would increase our chances of acquiring financing for the remainder of the film's budget.

In addition, we will be seeking tax credits and trying to determine the best location to shoot the film to maximize talents and funds. Under primary consideration is the State of Georgia and its incredible tax break and we have an established relationship with the city of Columbus, Georgia, where we have previously filmed and they are intent on helping us make shooting the film there possible. We have no debt currently and it is our goal to end production without any debt.

At the time of this offering, the hope is to begin production in Winter 2023. Films are typically released 12-18 months after the start of production, but it should be noted that these are estimates only and actual shoot and release dates may vary depending on a variety of factors, including actor availability and market conditions.

PHARMA is a chance to put something good into the world. It's a chance to share a thought-provoking, true story of a woman who quietly, and with integrity, changed the world.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company's assumptions concerning future operations may not be realized.

   The Company's goal is to produce a commercially profitable movie using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a biopic film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other methods of distribution), but we cannot guarantee this for *Pharma*.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing *Pharma*. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing *Pharma*.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing *Pharma*. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of *Pharma*. If and when production of the film commences, no assurance can be given that *Pharma* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single movie and the Company is unable to diversify its investment to reduce its risk of failure.

Pharma will be the only movie that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of *Pharma*. Because the Company will have only one asset (*Pharma*), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of *Pharma* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *Pharma*. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that *Pharma* will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view *Pharma*. Accordingly, there is a substantial risk that *Pharma* will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of *Pharma* or realize revenues or profits from the sale of *Pharma*.

Technological advances may reduce demand for films.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

Pharma will be subject to the risks associated with the production and distribution of a motion picture.

Although the production of a proof of concept of *Pharma* was completed, the Company cannot guarantee that production of the full feature motion picture will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of *Pharma*.

Pharma has entered into an Exclusive Distribution Agreement with Angel Studio. The Company's goal, while not guaranteed, is for the film to be distributed theatrically as well as through online video streaming services, television and home video. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

Pharma may not succeed if it receives unfavorable reviews.

The financial success of a motion picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *Pharma*. To the extent that *Pharma* receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. *Pharma*'s production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of *Pharma* and cause delays, all of which may increase the cost of production of *Pharma* and decrease the likelihood of being able to complete *Pharma*, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than we do.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters."

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The Company issued Preferred Units to Nicole Weider.

The Company issued 575,000 Preferred Units to Nicole Weider as consideration for development and production costs previously incurred by Frankie's Story, LLC in connection with the creation and production of the *Pharma* proof of concept and other script development. Nicole Weider will be entitled to distributions of profits (to the extent the Company has generated sufficient cash flow) on equal footing with investors purchasing the Preferred Units in this Offering.

Risks Related to the Securities and the Offering

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

We will be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $5 million towards a total production budget of $10.5 million. We intend to raise the balance via 506(c) equity financing rounds. Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards production. Even after taking account of the funds raised in this offering, we will need to raise additional funds to finalize the full production of *Pharma*. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing in order to fund the development of *Pharma*. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.

The Preferred Units may not be transferred by any purchaser of such securities except under very specific and limited circumstances and/or with the consent of the Manager of the Company. ***There is no guarantee of return on investment.***

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

THE OFFERING

9. What is the purpose of this offering?

To fund the production and distribution of *Pharma*, a feature film about Dr. Frances "Frankie" Kelsey, one of the first female doctors at the FDA, and her fight to keep a dangerous drug from being approved for the US market.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$12,500	$250,000
Escrow Agent Fees	$2,000	$15,000
Cost to seek private funding	$15,000	$15,000
Advertising/Marketing	$50,000	$50,000
Hold Until $500,000 is raised, then start approaching actors	$170,500	$1,016,780
Above the Line (Producers, Director, Cast, Travel & Living Expenses)	$0.00	$1,749,905
Below the Line (Production Staff, Extras & Standins, Set Design/Dec, Property, Wardrobe, Makeup & Hair, Special Effects, Camera, Production Sound, Transportation, Locations, Travel & Living Expenses, etc.)	$0.00	$1,903,315
Post-Production (Visual Effects, Editorial, Post Sound, Music,	$0.00	$0.00

Deliverables, etc.) Publicity		
Union Bond - Finance Fees	$0.00	$0.00
Completion Bond	$0.00	$0.00
	$0.00	$0.00
Totals	$250,000	$5,000,000

The above figures represent only estimated costs. This expected use of proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. **In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.**

The spending by category in the above chart can be described as follows (these are described on the offering page as stretch goals from the minimum up to the maximum):

When we reach $1,000,000 we can attach the director to the production.
When we reach $2,000,000 we can begin to attach key talent.
When we reach $3,000,000 we can begin to attach other key personnel.
When we reach $5,000,000 we can begin the pre-production phase of development.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Yes, please see the exhibits to the Form C.

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. The Preferred Units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account, but the official record will be tracked and kept on a spreadsheet by the issuer or in the future by a transfer agent.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in your My Investments page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Class D Preferred Units of Frankie's Story, LLC and carry with it a preferred distribution of 120% of the investor's investment before the Common Unit holders receive any profit payment.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement, the investors holding Preferred Units have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Company.

16. How may the terms of the securities being offered be modified?

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the Manager.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	10,500,000	10,500,000	Yes	
Preferred Units	575,000 (Class B)	575,000 (Class B)	No	Preferred return **of 120%** before Class C & D Preferred Units and Common Unit distributions
	4,925,000 (Class C)	0 (Class C)	No	Preferred return **of 120%** before Common Unit distributions
	5,000,000 (Class D)	0 (Class D)	No	Preferred return **of 120%** before Common Unit distributions

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities could be diluted by future offerings. The holders of Preferred Units do not have voting rights.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☒ Yes ☐ No

Class B holders will receive an Executive Producer credit. Class C and Class D holders who hold between One Hundred Thousand (100,000) and Two Hundred Forty Nine Thousand (249,000) shares will receive an Associate Producer credit. Class C and Class D holders who hold Two Hundred Fifty Thousand (250,000) or more shares will receive an Executive Producer credit.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the investors in this Offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Preferred Units being offered in this Offering were determined based on an industry standard practice of granting investors of a project roughly fifty percent of the company, except here, merchandising is part of the deal where that is normally not the case.

In the future, after production, there are several ways we may value the company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value – this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e, what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on. However, predictions of the future are not certain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist or private equity firm makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest. As an investor in the Preferred Units, you will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold minority, non-voting interests.

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

    If additional issuances are made, the investors in this Offering may become diluted.

- Issuer repurchases of securities;

    The Company does not have the right to repurchase the securities unless the investor is attempting to transfer them.

- A sale of the issuer or of assets of the issuer; or

    Because holders of Preferred Units do not have the right to vote, the Common Unit holders may vote to sell without the investor's approval. The investors in this Offering have the right to receive a preferred return before the Common Unit holders receive any return.

- Transactions with related parties?

    As an investor in the Preferred Units, you will not have any rights in regard to the actions of the Company, including company transactions with related parties.

24. Describe the material terms of any indebtedness of the issuer:

Issuer has entered into a Campaign Loan Agreement with Angel Studios to provide funds for advertising expenses. The maximum amount of the loan allowed under the Agreement is $1,000,0000. At the time of filing, the loan is not in repayment. The current balance of that loan is $34,718.

25. What other exempt offerings has the issuer conducted within the past three years?

Raised $250,000 via **Regulation D in August 2020.**

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

☒ Yes.   If yes, for each such transaction, disclose the following:

In the event that the project is fully funded and the anticipated budget is met, the following individuals may receive producer salaries in the proposed amounts:

Ashley Bratcher: $200,000
Dori Zavala: $150,000

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has no real operating history. Up to this point, we have received investment funds of $250,000 which has been spent towards development of the project. We currently have a loan balance of $34,718, which will be repaid from the proceeds of this offering, but we are still in the funding stage of this project, so no significant new expenses are expected to be made, except as they relate to this offering.

Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Reviewed Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No
        ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No
        iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
(C) engaging in savings association or credit union activities? ☐ Yes ☒ No
ii. constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No
ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the

time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
     (1) any other material information presented to investors; and
     (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Founders have entered into a Unit Retirement Agreement (attached as Exhibit B to its Amended and Restated Operating Agreement dated March 28, 2023) wherein the Founders have agreed to retire any extra units they have in the event that the final locked budget of the project as of the first day of principal photography is less than the projected $10.5 Million.

Producer/Actress Ashley Bratcher's experience with playing the lead role in the hit feature film *Unplanned* encouraged her to pursue stories that matter. As a woman who has fought hard to stand up for what she feels is right, she is uniquely qualified to tell the story of a woman who finds herself in a David and Goliath sized fight against her superiors and the billionaire pharmaceutical industry to keep the public safe.

There is a short proof of concept video on the portal's page for this offering. The short film is the concept video for the project contemplated by this offering. If the offering successfully closes with over $1,000,000 in funds (after accounting for the offering expenses and including any private offering funds raised outside of this Regulation CF offering), the Company intends to raise the rest of the funds through private investment and then produce a full-length film based on the short film.

There are livestreams and a placeholder for additional live-stream videos in which Ashley Bratcher, Shelby Thomas, Dori Zavala, and Nicole Weider will discuss the short film and the reasons for creating it, the message it is intended to portray, the production process, etc. Any questions asked during the livestream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers for the offeror that are offering specific. Once filmed, these livestreams are recorded and stay on the portal's page for this offering.

Additional videos and messaging may become available as the campaign progresses.
The PHARMA offering will include investor perks that are not directly related to the interest but a bonus for participating in the round. The level of investment required and the bonus provided for such amount is included here:

Perks

Invest $100 or more
Regular Newsletter Updates
Get regular, periodic, behind the scenes updates from the Pharma team to your inbox.

Invest $500 or more
Video Updates
Receive quarterly video updates from the directors and producers of Pharma. Plus all previous perks.

Invest $1,000 or more
Full Credit Roll Mention
Your name listed in the Cinema version credit roll. Plus all previous perks.

Invest $5,000 or more
Director's Cut of Trailer
Receive exclusive digital access to the Director's Cut of Pharma's trailer prior to the film's release and other bonus video content. Plus all previous perks.

Invest $10,000 or more
Signed Film Poster
Receive a signed copy of the Pharma film poster. Plus all previous perks.

Invest $20,000 or more
Signed Script
Receive a signed copy of a shooting script. Plus all previous perks.

Invest $50,000 or more
Limited Edition NFT
Receive a one of a kind, limited edition NFT from the film. Plus all previous perks.

Invest $100,000 or more
Associate Producer Credit
Receive an associate producer credit that will be included in listings on IMDB. Plus all previous perks.

Invest $250,000 or more
Executive Producer Credit
Receive an executive producer credit that will be included in listings on IMDB. Plus all previous perks (except the associate producer credit).

Invest $500,000 or more
Invitation to World Premiere

Receive an invitation to the World Premiere of Pharma (travel and lodging not included). Plus all previous perks (except the associate producer credit).

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.pharmathemovie.com, then navigate to the offering tab

The issuer must continue to comply with the ongoing reporting requirements until:
        (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
        (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
        (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
        (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
        (5) the issuer liquidates or dissolves its business in accordance with state law.